FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

dated September 20, 2005

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
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(Translation of Registrant's Name)

Rua Fortunato Ferraz, 365
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: Sep 20, 2005

SADIA S.A.

By:/s/ Luiz Gonzaga Murat Junior
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Name: Luiz Gonzaga Murat Junior
Title: Chief Financial Officer

Sadia S.A. Rua Fortunato Ferraz, 365 - 2nd Floor 05093-901 - São Paulo, SP BRAZIL Tel. 55 11 2113-3552 Fax 55 11 2113-1785 www.sadia.com.br

São Paulo, September 19, 2005

MARKET ANNOUNCEMENT

Sadia announces R$1.5 billion investment in the State of Mato Grosso

The Company will invest R$800 million, and its out growers the other R$700 million until 2009 to establish three slaughter houses, two for poultry and one for hogs; it is expected that 8,000 jobs will be created

Sadia S.A. has signed today (19) a protocol of intentions with the Mato Grosso State governor, Blairo Maggi, to install two poultry slaughter houses, a slaughter and industrialization unit for hogs and an animal feed factory. The investment in these new units, be distributed between 2006 and 2009, will add up to R$1.5 billion, of which R$800 million will be made by Sadia, and the remainder by its 500 out growers involved in this project. This is the largest investment announced by Sadia in the last years.

The poultry slaughter houses will be set up in the city of Lucas do Rio Verde and Campo Verde. The location of the hog unit is yet to be determined. It is expected that when these units are fully operational, they will generate 8,000 direct jobs and 24,000 indirect ones. Moreover, the investments will strongly contribute with the state of Mato Grosso’s agriculture, as the units will increase the demand for soybeans and corn used in animal feed.

In Lucas do Rio Verde, Sadia will absorb the Empresa Mato-grossense de Alimentos (EMA), which has a privileged location. The Company will install in it a poultry slaughter house with a slaughtering capacity of 500 thousand animals per day. The Company’s direct investment in this slaughter house will be R$300 million and it will generate 3,000 direct jobs in the city. The second slaughter house will have the same size and will be installed in the city of Campo Verde.

It is expected that already in 2007, these two units will be operating with one third of their capacity. Until the end of 2009 they will reach their full operational capacity, when Sadia expects that the investments will generate an additional revenue of R$1.2 billion per year. The estimate is that a little over half of the production of the mato-grossensse slaughter houses will be export oriented and the remainder directed towards the domestic market. Sadia is the largest Brazilian chicken exporter, responsible for 28% of all brazilian exports, according to the Brazilian Chicken Producers and Exporters Association (Abef).

Regarding hogs, Sadia will set up in the State of Mato Grosso a slaughter and industrialization unit that will be a benchmark to the market. The location is yet to be determined and will be announced as soon as all necessary studies are completed. The Company’s direct investment will be approximately R$200 million and will generate 2,000 direct jobs.

The R$700 million estimated investment that will be done by the out growers will be mainly directed towards the construction of facilities, poultry and hogs’ farms, to supply the new slaughter houses’ demand.

Luiz Gonzaga Murat Júnior
Investor Relations Director
Sadia S.A.